UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

RedHill Biopharma Ltd.

(Name of Issuer)

American Depositary Shares (“ADSs”), one of which represents 10 Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

757468103

(CUSIP Number)

2018-12-10

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757468103	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS[1] First Investments Holding Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [_____]
	6	SHARED VOTING POWER 3,928,571
	7	SOLE DISPOSITIVE POWER [_____]
	8	SHARED DISPOSITIVE POWER 3,928,571

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,571
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4(*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Consisting of ADSs, each ADS represents ten Ordinary Shares.

[1]	Separate sheet should be included in this filing for each direct and indirect controlling party of the shareholder up to and including natural person in control.

CUSIP No. 757468103	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Global Commodities & Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [_____]
	6	SHARED VOTING POWER 3,928,571
	7	SOLE DISPOSITIVE POWER [_____]
	8	SHARED DISPOSITIVE POWER 3,928,571

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,571
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4(*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Consisting of ADSs, each ADS represents ten Ordinary Shares.

CUSIP No. 757468103	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Vasile Timis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [_____]
	6	SHARED VOTING POWER 3,928,571
	7	SOLE DISPOSITIVE POWER [_____]
	8	SHARED DISPOSITIVE POWER 3,928,571

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,928,571
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4(*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) Consisting of ADSs, each ADS represents ten Ordinary Shares.

CUSIP No. 757468103	13G	Page 5 of 9 Pages

Item 1.	(a)	Name of Issuer:

RedHill Biopharma Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

21 Ha’arba’a Street, Tel Aviv 64739, Israel21 Ha’arba’a Street, Tel Aviv 64739, Israel

Item 2.	(a)	Name of Person Filing:[2]

First Investments Holding Ltd

Chris Narborough

(b)	Address of Principal Business Office:

The principal business address for each of the Reporting Persons is 2nd Floor, Strathvale House, 90 North Church Street, PO Box 1103, Grand Cayman KY1-1103

(c)	Citizenship or Place of Incorporation:

First Investments Holding Ltd and Global Commodities & Investments Ltd. are Cayman Islands Exempt Companies. Vasile Timis is a citizen of Switzerland.

(d)	Title of Class of Securities:

See cover page.

(e)	CUSIP Number:

See cover page.

Item 3.	[Not applicable.]

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

[2]	Each entity or person for which a separate sheet is included at beginning of the schedule 13G should be listed (including natural person). Same for items (b) and (c)

CUSIP No. 757468103	13G	Page 6 of 9 Pages

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

[Not applicable.]

Item 6.	Ownership of More than Five Percent on Behalf of Another:

[The beneficial ownership of the securities reported herein is described in Item 4(a).]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

[Not applicable.]

Item 8.	Identification and Classification of Members of the Group:

[Not applicable.]

Item 9.	Notice of Dissolution of Group:

[Not applicable.]

Item 10.	Certification:

[By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.]

CUSIP No. 757468103	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

18 February, 2019

/s/ Chris Narborough[3]

By:	Chris Narborough
Name:	First Investments Holding Ltd
Title:	Director

/s/ Chris Narborough

By:	Chris Narborough
Name:	Global Commodities & Investments Ltd
Title:	Director

/s/ Vasile Timis

By:	Vasile Timis
Name:	Vasile Timis

[3]	Each entity or person for which a separate sheet is included at beginning of the schedule 13G should sign the form (including natural person). Filing should contain conformed signatures.

CUSIP No. 757468103	13G	Page 8 of 9 Pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of 18 February 2019[4]

[4]	This agreement should be signed by all entities and natural persons for which a separate sheet is included at beginning of this schedule 13G and attached as exhibit to the filing. Filing should contain conformed signatures.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of RedHill Biopharma Ltd. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In accordance with Rule 13d-1(k)(1), the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G and any amendments thereto with respect to the equity securities (as defined in Rule 13d-1(i)) of the issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G and any amendments thereto.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

18 February 2019

/s/ Chris Narborough[5]

By:	Chris Narborough
Name:	First Investments Holding Ltd
Title:	Director

/s/ Chris Narborough

By:	Chris Narborough
Name:	Global Commodities & Investments Ltd
Title:	Director

/s/ Vasile Timis
By:	Vasile Timis
Name:	Vasile Timis

5 See note on previous page.